HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

September 5, 2005

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

Based on the Bank's Board of Directors' decision dated August 31, 2005, the Extraordinary General Shareholders' meeting of Garanti Bank will be held at 10.00 am on Monday, September 26, 2005, at Levent, Nispetiye Mahallesi, Aytar Caddesi No: 2 Besiktas-Istanbul, to discuss the following agenda:

AGENDA

1. Opening and formation of the Board of Presidency,
2. Authorization of the Board of Presidency for the execution of the minutes of the Extraordinary General
Shareholders' Meeting,
3. Submission to the approval of Garanti Bank's shareholders of the transfer agreement, as approved by the Banking Regulatory and Supervisory Board and the Capital Markets Board, regarding the transfer of Ana Konut Danışmanlık A.Ş. to Garanti Bank with all of its rights, receivables, obligations and liabilities by way of termination of its legal existence.
4. Submission to the approval of Garanti Bank's shareholders of the review and ratification of the Balance Sheet and the Profit and Loss Statement of Ana Konut Danışmanlık A.Ş., regarding the transfer of all of its rights, receivables, obligations and liabilities to Garanti Bank by way of termination of its legal existence
5. Amendment of the membership number of Board of Directors as nine (currently eight) and election of the new Board member.

Yours sincerely,
Garanti Bank

Olca Erdost
Vice President
Corporate Strategy, Business Development
& Investor Relations

Hale Tunaboylu
Vice President
Corporate Strategy, Business Development
& Investor Relations